

July 24, 2012

<u>Via E-mail</u>
Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

      Re: Alliance Data Systems Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed February 27, 2012
               File No. 001-15749

Dear Mr. Heffernan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Stephen Krikorian

                             Stephen Krikorian
                             Accounting Branch Chief